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SEC
Mail Processing
Section
AUG 28 2019
Washington DC
410

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68025

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rossoff & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Ave, 23rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mack Rossoff 212-207-4176

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.

(Name – *if individual, state last, first, middle name*)

3605 Sandy Plains Road	Marietta	GA	30066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Mack Rossoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rossoff & Co., LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

8-23-19

Notary Public

AMBER MORALES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO6365062
Qualified in New York County
My Commission Expires 09-25-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Rossoff & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rossoff & Co., LLC (the Company) as of June 30, 2019, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rossoff & Co., LLC as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

Jerome Davies, CPA, P.C

Marietta, Georgia
August 22, 2019

ROSSOFF & CO., LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2019

ASSETS

Cash	$	155,055
Accounts receivable		27,043
Prepaid expenses		101
Furniture and equipment net of accumulated depreciation of $2,928		1,215
Security deposit		5,100
Total assets	$	188,514

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	13,178
Unearned revenue		66,666
Total liabilities		79,844
Member's equity		108,670
Total liabilities and member's equity	$	188,514

The accompanying notes are an integral part of these financial statements.

ROSSOFF & CO., LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2019

Revenues:	
Merger & acquistion advisory fees	$ 1,217,487
Consulting fees	220,000
Other	62,845
Total Revenue	1,500,332
Expenses:	
Employee compensation and benefits	286,828
Occupancy and equipment	96,175
Professional fees	49,585
Technology and communications	15,854
Other operating expenses	62,460
Total expenses	510,902
Net income	$ 989,430

The accompanying notes are an integral part of these financial statements.

ROSSOFF & CO., LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2019

Member's equity at beginning of year	$ 94,595
Adjustment to member's equity due to application of ASC 606	(20,000)
Member's equity at beginning of year, as adjusted	74,595
Net income	989,430
Member's distributions	(955,355)
Member's equity at end of year	$ 108,670

The accompanying notes are an integral part of these financial statements.

ROSSOFF & CO., LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2019

Cash flows from operating activities:		
Net income		$ 989,430
Adjustment to member's equity due to application of ASC 606		(20,000)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	164	
Decrease in accounts receivable	13,955	
Increase in unearned revenue	58,333	
Decrease in accounts payable and accrued expenses	(11,885)	
Total adjustments		60,567
Net cash provided by operating activities		1,029,997
Cash flows from investing activities:		
Purchase of office equipment		(1,379)
Net cash (used) by investing activities		(1,379)
Cash flows from financing activities:		
Distributions to Member		(955,355)
Net cash (used) by financing activities		(955,355)
Net increase in cash		73,263
Cash at beginning of year		81,792
Cash at end of year		$ 155,055

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:

Interest	$ -

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

ROSSOFF & CO., LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2019

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Rossoff & Co.,LLC (The Company) was organized on June 24, 2008 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides private placement and investment banking services from its office in New York, NY. As a limited liability company the member's liability is limited to his investment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. At June 30, 2019 management considers all accounts receivable to be fully collectible, therefore no allowance for uncollectible amounts is necessary.

Furniture and equipment

Furniture and equipment are being depreciated using the straight-line method over the estimated useful lives ranging from 5-7 years. Depreciation expense was $164 for the year ended June 30, 2019.

Revenue recognition

On July 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates as single framework for recognizing revenue from contracts with customers that is within its scope.

Pursuant to ASC 606, the Company recognizes revenue when it satisfies its performance obligation by transferring control over goods or service to a customer.

Revenue from contracts with customers includes fees from merger and acquisitions (M & A) advisory and consulting services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for M&A advisory and consulting services is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities (unearned revenue).

Application of the standard using the modified retrospective approach resulted in a decrease to member's equity as of July 1, 2018 of $20,000 due to performance obligations that were determined to be not fully satisfied under ASC 606 at such time. Revenue in the amount of $20,000 was recognized during the year ended June 30, 2019 upon satisfaction of the afore-mentioned performance obligations.

Other revenue consists of reimbursements from registered representatives of the firm for certain operating expenses.

Management's Review for Subsequent Events
Management has evaluated subsequent events through the date the financial statements were issued.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $75,211 at June 30, 2019, which exceeded required net capital of $5,323 by $69,888. The ratio of aggregate indebtedness to net capital at June 30, 2019 was 1.0616 to 1.

NOTE 3 - INCOME TAXES

The Company is considered a disregarded entity for federal and state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual member's income tax returns.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under the FASB ASC 740-10, the Company is

required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company's owner files his income tax returns in the U.S in both federal and state jurisdictions. With few exceptions the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2015. The years 2015 to 2018 remain subject to examination by taxing authorities.

NOTE 4 – RELATED PARTY TRANSACTION

The Company reimburses its member for home office expense. For the year ending June 30, 2019 this expense amounted to $24,011 and is included in occupancy and equipment expense on the accompanying statement of income. There was no amount payable to the member under this arrangement as of June 30, 2019.

NOTE 5 – LEASE

The Company sub-leases office space on a month -to-month basis. Rent expense under this arrangement was $72,000 for the year ended June 30, 2019, and is included in occupancy and equipment expense on the statement of income.

NOTE 6 - CONCENTRATION RISKS

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

Revenues earned from the largest customer of the Company accounted for 79 % of total revenue during the year ending June 30, 2019.

NOTE 7 - EMPLOYEE BENEFIT PLAN

The Company initiated a 401(k)retirement savings plan in fiscal 2017, in which substantially all employees may participate. At the Company's discretion it may match employees' contributions based on a percentage of salary contributed by participants. As of June 30, 2019, the Company has decided not to make a matching contribution.

NOTE 8 – CONTIGENCY

The Company is subject to litigation in the normal course of business. As of June 30, 2019 the Company is one of several respondents in an arbitration pending before FINRA Dispute Resolution. The Company has not recorded a provision for this matter as management intends to vigorously defend these allegations, and believes the likelihood of a loss to the Company is not probable. Management is unable to estimate a loss or range of loss, however, management believes any loss it may incur would not have an material adverse effect on its financial condition or its results of operations.

ROSSOFF & CO., LLC

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

JUNE 30, 2019

Total ownership equity from statement of financial condition	$	108,670
Total nonallowable assets from statement of financial condition		33,459
Net capital before haircuts on securities positions		75,211
Haircuts on securities		-
Net capital		75,211
Aggregate indebtedness:		
Total A.I. liabilities from statement of financial condition	$	79,844
Total aggregate indebtedness	$	79,844
Percentage of aggregate indebtedness to net capital		106.16%
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)	$	5,323
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,323
Excess net capital	$	69,888
Net capital in excess of the greaer of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	67,227

There is no material difference in the above computation and the Company's net capital as reported in the Company's amended Part IIA (unaudited) FOCUS report as of June 30, 2019

SCHEDULE II

ROSSOFF & CO., LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

JUNE 30, 2019

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

ROSSOFF & CO., LLC

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

JUNE 30, 2019

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

ROSSOFF & CO., LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2019

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Rossoff & Co., LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Rossoff & Co., LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C.

Marietta, Georgia
August 22, 2019

ROSSOFF & CO.
750 Lexington Avenue, 23rd Floor | New York, NY 10022
| t | 212-207-4306 | f | 212-202-5458

July 10, 2019

RE: EXEMPTION REPORT YEAR ENDED JUNE 30, 2019

Rossoff Co., LLC (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.l 7a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240. 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).

2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended June 30, 2019 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240. 15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

ROSSOFF CO. LLC

Mack Rossoff

Managing Member

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Managing Member of
Rossoff & Co., LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Rossoff & Co., LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the amount reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Jerome Davies, CPA, P.C

Marietta, Georgia
August 22, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 6/30/2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68025 FINRA JUN
ROSSOFF & CO LLC
750 LEXINGTON AVE 23RD FL
NEW YORK NY 10022-1200

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,826.23

B. Less payment made with SIPC-6 filed (exclude interest) (1,025.00)
3/15/19
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 801.23

E. Interest computed on late payment (see instruction E) for_____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 801.23

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 801.23

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rossoff & Co. LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director
(Title)

Dated the 16 day of July, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2018 and ending 6/30/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,500,332
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): CONSULTING INCOME + REIMBURSED EXPENSES (Deductions in excess of $100,000 require documentation)	282,845
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	282,845
2d. SIPC Net Operating Revenues	$ 1,217,487
2e. General Assessment @ .0015	$ 1,826.23

(to page 1, line 2.A.)